OMB APPROVAL OMB Number: 3235-0145 Expires: February 28. 2009 Estimated average burden hours per response 15
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

THE ESTÉE LAUDER COMPANIES INC.
(Name of Issuer)

CLASS A COMMON STOCK PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

JEFFREY N. SCHWARTZ, ESQ. DAVIS POLK & WARDWELL 450 LEXINGTON AVENUE NEW YORK, NEW YORK 10017 (212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 5, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	13D

1.	NAME OF REPORTING PERSONS. The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,152,545 (SEE ITEM 5)
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 5,152,545 (SEE ITEM 5)
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,152,545
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (SEE ITEM 5)
14.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 518439 10 4	13D

1.	NAME OF REPORTING PERSONS. Aerin Lauder
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,902,803 (SEE ITEM 5)
	8.	SHARED VOTING POWER 286,045 (SEE ITEM 5)
	9.	SOLE DISPOSITIVE POWER 5,902,803 (SEE ITEM 5)
	10.	SHARED DISPOSITIVE POWER 286,045 (SEE ITEM 5)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,213,097 (SEE ITEM 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5% (SEE ITEM 5)
14.	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, $.01 par value per share (“Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”). The principal executive office of the Issuer is located at 767 Fifth Avenue, New York, New York 10153.

Item 2.  Identity and Background

This Schedule 13D is being filed by The Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust (the “ALZ 2008 GRAT”) and Aerin Lauder, a/k/a Aerin Lauder Zinterhofer, as sole trustee of the ALZ 2008 GRAT (“ALZ”) (each a “Reporting Person” and together the “Reporting Persons”).

The ALZ 2008 GRAT, an irrevocable trust created under an agreement dated December 24, 2008, was established when funded on January 5, 2009, under New York law.  The principal business address of the ALZ 2008 GRAT is 767 Fifth Avenue, New York, NY 10153.

ALZ’s principal business address is The Estée Lauder Companies Inc., 767 Fifth Avenue, New York, New York 10153.  The present principal occupation of ALZ is as the Senior Vice President, Global Creative Director, Estée Lauder Brand of the Issuer.  ALZ is also a Member of the Board of Directors of the Issuer.  The principal business of the Issuer is the manufacturing and marketing of skin care, makeup, fragrance and hair care products and whose principal business address is 767 Fifth Avenue, New York, New York 10153.

During the last five years, neither the ALZ 2008 GRAT nor ALZ has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither the ALZ 2008 GRAT nor ALZ has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ALZ is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

On January 5, 2009, 5,152,545 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), of the Issuer that were held by the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer as Grantor (the “ALZ 2000 Revocable Trust”), were distributed (the “Distribution”) to the ALZ 2008 GRAT.

Item 4.  Purpose of Transaction

The Distribution was made from the ALZ 2000 Revocable Trust to the ALZ 2008 GRAT for estate planning purposes pursuant to a letter of instruction from ALZ, as Grantor of the ALZ 2000 Revocable Trust.  The ALZ 2000 Revocable Trust was, and continues to be, a party to the Stockholders’ Agreement (as defined in Item 6 below) among certain stockholders of the Issuer that is described in Item 6 of this statement.  In compliance with the requirements of the Stockholders’ Agreement in connection with the Distribution, the ALZ 2008 GRAT and ALZ, in her capacity as sole trustee of the ALZ 2008 GRAT, became parties to the Stockholders’ Agreement as well.  By virtue of the ALZ 2008 GRAT and ALZ, in her capacity as sole trustee of the ALZ 2008 GRAT, becoming parties to the Stockholders’ Agreement, the Reporting Persons may be deemed to have become members of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.  No consideration was paid by either Reporting Person for the Distribution or for becoming a party to the Stockholders’ Agreement.

Except as set forth in this Statement, neither Reporting Person currently has any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  However, each of the reporting persons reserves the right to change its plan at any time, as it deems appropriate, and accordingly either Reporting Person may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in open market transactions, in each case for investment purposes, and may dispose of shares of Class B

Common Stock in private or open market transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise.  Any decision by a Reporting Person either to purchase additional shares of Class A Common Stock or Class B Common Stock or to dispose of any such shares will take into account various factors, including general economic and stock market considerations.

Item 5.  Interest in Securities of the Issuer

(a) The responses of the Reporting Persons to Row (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  As of January 5, 2009, the ALZ 2008 GRAT beneficially owned 5,152,545 shares of Class A Common Stock via its holding of the same number of shares of Class B Common Stock.  As of January 5, 2009, ALZ beneficially owned 6,213,097 shares of Class A Common Stock as follows: 258 shares of Class A Common Stock held directly by her; 24,249 shares of Class A Common Stock underlying exercisable options held directly by her; 750,000 shares of Class A Common Stock via her direct holding of the same number of shares of Class B Common Stock; 5,152,545 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as sole trustee of the ALZ 2008 GRAT; and 286,045 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as beneficiary of the ALZ 2000 Revocable Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the ALZ 2008 GRAT, the ALZ 2008 GRAT would beneficially own 5,152,545 shares of Class A Common Stock, which would constitute 4.2% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 22, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).  Assuming conversion of all such shares of Class B Common Stock beneficially owned by ALZ, ALZ would beneficially own 6,213,097 shares of Class A Common Stock, which would constitute 5.0% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 22, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 5,152,545 shares of Class B Common Stock beneficially owned by the ALZ 2008 GRAT constitute 5.7% of the aggregate voting power of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 24,507 shares of Class A Common Stock and the 6,188,590 shares of Class B Common Stock beneficially owned by ALZ constitute 6.9% of the aggregate voting power of the Issuer.

(b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.  ALZ has sole voting and dispositive power with respect to the following: the 258 shares of Class A Common Stock held directly by her; the 750,000 shares of Class B Common Stock held directly by her; and, as sole trustee of the ALZ 2008 GRAT, the 5,152,545 shares of Class B Common Stock owned by the ALZ 2008 GRAT.  Richard D. Parsons, as the sole trustee of the ALZ 2000 Revocable Trust, has sole voting and dispositive power with respect to the 286,045 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust.

(c) Neither of the Reporting Persons has had any other transactions in the Class A Common Stock that were effected during the past sixty days.

(d) ALZ has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 258 shares of Class A Common Stock and the 750,000 shares of Class B Common Stock held directly by her.  ALZ, as the sole trustee of the ALZ 2008 GRAT, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,152,545 shares of Class B Common Stock owned by the ALZ 2008 GRAT.  ALZ, and certain other beneficiaries of the ALZ 2008 GRAT, are entitled to certain distributions of the ALZ 2008 GRAT’s property, which may include the Class B Common Stock owned by the ALZ 2008 GRAT or dividends therefrom or the proceeds of the sale thereof.  Richard D. Parsons, as the sole trustee of the ALZ 2000 Revocable Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 286,045 shares of Class B Common Stock owned by the ALZ 2000 Revocable Trust.  ALZ, as the beneficiary of the ALZ 2000 Revocable Trust, has the right to receive such amounts of income and principal from the ALZ 2000 Revocable Trust as she shall request or as the trustee of the ALZ 2000 Revocable Trust shall deem advisable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 4 and 5 hereof is incorporated by reference herein. A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto and is incorporated herein by reference.

Pursuant to certain arrangements, as of January 5, 2009, ALZ held 2,918 unvested and unexercisable stock options in respect of the Class A Common Stock, scheduled to vest as follows: 1,389 on January 1, 2010; 973 on January 1, 2011; and 556 on January 1, 2012.  As of January 5, 2009, ALZ held 973 restricted stock units in respect of the Class A Common Stock, scheduled to vest as follows: 463 on November 2, 2009; 324 on November 1, 2010; and 186 on October 31, 2011.

Effective as of January 5, 2009, the Reporting Persons, in connection with the Distribution, became parties to a stockholders’ agreement (the “Stockholder’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit 9 attached hereto.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated January 14, 2009, between the ALZ 2008 GRAT and ALZ.*

Exhibit 2: Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 3: Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**

Exhibit 4: Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**

Exhibit 5: Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**

Exhibit 6: Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**

Exhibit 7: Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**

Exhibit 8: Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**

Exhibit 9: List of parties to Stockholders’ Agreement.*

Exhibit 10: Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 11: First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**

Exhibit 12: Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**

Exhibit 13: Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**

Exhibit 14: Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**

* Filed herewith

** Incorporated herein by reference

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2009

ALZ 2008 GRAT

By:	/s/ Aerin Lauder
Name: Aerin Lauder
Title: Trustee

/s/ Aerin Lauder
Aerin Lauder

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement, dated January 14, 2009, between the ALZ 2008 GRAT and ALZ.*

Exhibit 2	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2003).**

Exhibit 3	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**

Exhibit 4	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**

Exhibit 5	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**

Exhibit 6	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on. Form 10-K for the fiscal year ended June 30, 2000).**

Exhibit 7	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**

Exhibit 8	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004). **

Exhibit 9	List of parties to Stockholders’ Agreement.*

Exhibit 10	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**

Exhibit 11	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**

Exhibit 12	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q). **

Exhibit 13	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**

Exhibit 14	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**

*	Filed herewith
**	Incorporated herein by reference